

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2021

Jeffrey Parker
Chief Financial Officer
ParkerVision Inc.
4446-1A Hendricks Avenue, Suite 354
Jacksonville, Florida 32207

> **Re: ParkerVision Inc**
> **Registration Statement on Form S-1**
> **Filed April 14, 2021**
> **File No. 333-255217**

Dear Mr. Parker:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ernest Greene at 202-551-3733 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: David Alan Miller, Esq.